October 23, 2024

Via Edgar Transmission

Mr. Patrick Fullem/Mr. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Kandal M Venture Ltd (the “Company”) Amendment No.4 to Draft Registration Statement on Form F-1 Submitted October 10, 2024 CIK No. 0002024656

Dear Mr. Fullem/Mr. Purnell,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 21, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 10, 2024

General

1.	We note your response to prior comment 3. It does not appear your response letter addressed the considerations under Question 612.09 of the Securities Act Rule Compliance and Disclosure Interpretations as it pertains to DMD Ventures Limited. We reissue the comment in full. Please tell us why you are registering the resale offering at this time and how you determined the number of ordinary shares being registered in connection with the resale offering. Please also disclose the details of the transaction(s) in which the selling shareholders received the shares covered by the resale prospectus and the length of time the selling shareholders have held the shares, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. In addition, your analysis of the number of shares involved should address the total number of shares offered for resale as they compare to the amount of shares to be sold in the primary offering, instead of the individual ownership of each selling shareholder.

Response: In response to the Staff’s comment, the offering structure has been revised and the number of Class A Ordinary Shares being offered by the Resale Shareholder has been reduced to 968,750 shares. The Resale Shareholder is DMD Venture Limited, which is the Controlling Shareholder of the Company. The revised resale shares represent approximately 35.1% of the primary offering (being 2,100,000 Class A Ordinary Shares and 656,250 Class A Ordinary Shares offered by the Selling Shareholders). DMD Venture Limited owns 66% of the issued Shares of the Company. 55% and 45% of the issued shares of DMD Venture Limited are legally and beneficially owned by Mr. Tai Wai David Miao and Mr. Duncan Miao (“Mr. Miao”), respectively. Mr. Tai Wai David Miao is Mr. Miao’s father, and Mr. Miao is a director and the chairman of our Board. Mr. Tai Wai David Miao and Mr. Miao are the founders of the Company and they received the shares of FMF, the Group’s key operating subsidiary on April 5, 2017 and have held the shares since then. They received the Class A Ordinary Shares of the Company during the corporate reorganization in preparation for the proposed listing.

Based on the above, the Company believes that the registration of the Class A Ordinary Shares on behalf of the Resale Shareholder is not a transaction by or on behalf of the issuer on the bases that the Company will not receive any proceeds from the sale of these shares by the Resale Shareholder nor has the Resale Shareholder entered into an agreement with the Company for us to receive any of the proceeds from the sale of any of the resale shares, nor is a transaction by or on behalf of the Company and that the Resale Shareholder is not acting as conduits for the Company.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial:	+1 310-728-5129
Email:	lvenick@loeb.com